

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 30, 2009

Mr. Harry Miller
President and Chief Executive Officer
Preferential Equities Corporation
P.O. Box 741
Bellevue, WA 98009

Re: Preferential Equities Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarter Ended September 30, 2009
File No. 000-49768

Dear Mr. Miller:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures

(b) Internal Control Over Financial Reporting

1.   We note that you do not identify the framework used by management to evaluate the effectiveness of your internal controls over financial reporting. Please tell us the framework used by management to conduct the evaluation (e.g., COSO), and confirm to

us that you will disclose the framework in future filings as required by Item 308T(a)(2) of Regulation S-K.

Exhibit 31.1 and Exhibit 31.2, Certifications

2.   We note that your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K which can be found at the following website: http://www.sec.gov/divisions/corpfin/ecfrlinks.shtml.   Please amend your annual report and subsequent quarterly reports to provide your Section 302 certifications in exactly the same form set forth in Item 601(b)(31) of Regulation S-K. In this regard, you should make the following revisions:

(a)   Eliminate the title of the certifying individual at the beginning of the certification
(b)   Replace "the small business issuer" with "the registrant;"
(c)   Include paragraph 4(b) to reference to internal controls over financial reporting.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services